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February 12, 2010

Via EDGAR

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C.  20549
Mail Stop 3561

Oilsands Quest Inc. — Amendment No. 5 to

Registration Statement on Form S-1 (File No. 333-162023)

Ladies and Gentlemen:

On behalf of Oilsands Quest Inc. (“Oilsands” or the “Company”), we hereby submit the responses of the Company to oral comments received from Norman Gholson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 11, 2010.  On behalf of the Company, we submit in electronic form for filing the accompanying Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) of the Company, together with Exhibits, marked to indicate changes from the Company’s Registration Statement as filed with the Commission on January 22, 2010.

Selling Securityholders, page 16

1.
We note that you have added additional entities to your list of selling securityholders.  With regard to each such selling securityholder that is not a natural person, identify the natural person(s) with voting or dispositive power of the securities held by such holder.

Response to Comment 1:

Amendment No. 5 has been revised in response to the Staff’s comment.  See pages 19, 20, 24 and 25.

Plan of Distribution, page 26

2.
We note your disclosure on page 27 that selling shareholders may transfer or donate their common stock “in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.”  Please advise us whether a 424(b) prospectus supplement will be used to post-effectively update the Selling Securityholders table to reflect a transfer from a previously identified selling shareholder in such circumstances.

Response to Comment 2:

On behalf of the Company, we hereby confirm that the Company will file a 424(b) prospectus supplement to post-effectively update the Selling Securityholders table to reflect a transfer from a previously identified selling shareholder in the event a selling shareholder transfers or donates its common stock.

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If you have any questions concerning the above responses, please do not hesitate to contact me at the above number.

Very truly yours,

/s/ Andrew J. Foley

Andrew J. Foley
Attachments

cc:           Leigh Peters
Oilsands Quest Inc.

Craig Hoskins
Macleod Dixon LLP